Exhibit 99.1

Yalla Group Limited Announces Unaudited Second Quarter 2026 Financial Results

DUBAI, UAE, August 17, 2026 /PRNewswire/ -- Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the largest Middle East and North Africa (MENA)-based online social networking and gaming company, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Financial and Operating Highlights

•
Revenues were US$82.6 million in the second quarter of 2026, compared with US$84.6 million in the second quarter of 2025.
o
Revenues generated from chatting services in the second quarter of 2026 were US$47.4 million.
o
Revenues generated from games services in the second quarter of 2026 were US$34.2 million.
•
Net income was US$29.3 million in the second quarter of 2026, compared with US$36.5 million in the second quarter of 2025. Net margin1 was 35.5% in the second quarter of 2026.
•
Non-GAAP net income2 was US$34.4 million in the second quarter of 2026, compared with US$39.4 million in the second quarter of 2025. Non-GAAP net margin3 was 41.7% in the second quarter of 2026.
•
Average MAUs4 increased by 12.3% to 47.6 million in the second quarter of 2026, compared with 42.4 million in the second quarter of 2025.
•
The number of paying users5 was 10.9 million in the second quarter of 2026, compared with 11.2 million in the second quarter of 2025.

Key Operating Data	For the three months ended
	June 30, 2025	June 30, 2026

Average MAUs (in thousands)	42,421	47,625

Paying users (in thousands)	11,186	10,861

1 Net margin is net income as a percentage of revenues.

2 Non-GAAP net income represents net income excluding share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections titled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

3 Non-GAAP net margin is non-GAAP net income as a percentage of revenues.

4 “Average MAUs” refers to the average monthly active users in a given period, calculated by dividing (i) the sum of active users for each month of such period by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our main mobile applications at least once during a given period; main mobile applications are mobile applications that have exceeded the 0.5 million average MAUs threshold at least once.

5 “Paying users” refers to registered users who played a game or purchased our virtual items or upgraded services using virtual currencies on our main mobile applications at least once in a given period, except for users who received all of their virtual currencies directly or indirectly from us for free. “Registered users” refers to users who have registered accounts on our main mobile applications as of a given time; a registered user is not necessarily a unique user, as an individual may register multiple accounts on our main mobile applications.

“We delivered solid results across our flagship products and growing momentum in our gaming business in the second quarter of 2026,” said Mr. Tao Yang, Founder, Chairman and CEO of Yalla. “Our revenues exceeded the upper end of our guidance, driven by an 11.6% year-over-year increase in revenues from games services. Meanwhile, our core products continued to build momentum, with refined operations and targeted marketing driving a sequential rebound in paying users for Yalla Ludo and a 12.3% year-over-year increase in overall average MAUs to 47.6 million.

“Beyond the sustained strength of our flagship products, we made progress in expanding our gaming ecosystem. Our new games, including our first self-developed match-3 title and desert-themed SLG title, continued to advance smoothly with a clear roadmap taking shape for the next stage of development. We also continued to strengthen our pipeline of self-developed products, spanning casual games, hyper-casual games, social products and AI applications, designed to maximize the synergy between our social and gaming ecosystems. Building on years of deep-rooted expertise in MENA, we will continue to unlock local opportunities and broaden our reach globally through strategic partnerships to deliver sustainable growth for our shareholders.”

Ms. Karen Hu, CFO of Yalla, commented, “In the second quarter of 2026, we continued to pursue high-quality development while maintaining solid profitability. Total revenues were US$82.6 million, with revenues from games services growing to US$34.2 million, increasing the segment’s contribution to 41.4%. While doubling our selling and marketing expenses year over year to support the promotion of new products, we maintained a healthy non-GAAP net margin of 41.7% through increased efficiency. Our balance sheet and cash flow remain ample to support our investments in business expansion as well as consistent shareholder returns. Going forward, we will continue to invest in long-term growth while driving value creation.”

Second Quarter 2026 Financial Results

Revenues

Revenues were US$82.6 million in the second quarter of 2026, compared with US$84.6 million in the second quarter of 2025, primarily due to a decrease in paying users attributable to the impact of recent geopolitical events in the broader region, partially offset by an increase in revenues from games services.

In the second quarter of 2026, revenues generated from chatting services were US$47.4 million, and revenues from games services were US$34.2 million.

Costs and expenses

Total costs and expenses were US$63.2 million in the second quarter of 2026, compared with US$53.9 million in the second quarter of 2025.

Cost of revenues was US$26.8 million in the second quarter of 2026, a 4.1% decrease from US$27.9 million in the second quarter of 2025, primarily due to lower commission fees paid to third-party payment platforms. Cost of revenues as a percentage of total revenues decreased to 32.4% in the second quarter of 2026 from 33.0% in the second quarter of 2025.

Selling and marketing expenses were US$17.8 million in the second quarter of 2026, a 106.0% increase from US$8.7 million in the second quarter of 2025, primarily due to higher advertising and market promotion expenses attributable to the Company’s continued user acquisition efforts and support for new games. Selling and marketing expenses as a percentage of total revenues increased to 21.6% in the second quarter of 2026 from 10.2% in the second quarter of 2025.

General and administrative expenses were US$8.6 million in the second quarter of 2026, a 4.0% decrease from US$9.0 million in the second quarter of 2025, primarily due to a decrease in incentive compensation, partially offset by an increase in foreign exchange loss. General and administrative expenses as a percentage of total revenues slightly decreased to 10.5% in the second quarter of 2026 from 10.6% in the second quarter of 2025.

Technology and product development expenses were US$9.9 million in the second quarter of 2026, an 18.9% increase from US$8.3 million in the second quarter of 2025, primarily due to an increase in salaries and benefits for our technology and product development staff, driven by an increase in headcount to support the development of new businesses and our product portfolio expansion. Technology and product development expenses as a percentage of total revenues increased to 12.0% in the second quarter of 2026 from 9.9% in the second quarter of 2025.

Operating income

Operating income was US$19.4 million in the second quarter of 2026, compared with US$30.6 million in the second quarter of 2025.

Non-GAAP operating income6

Non-GAAP operating income in the second quarter of 2026 was US$24.5 million, compared with US$33.5 million in the second quarter of 2025.

Interest income

Interest income was US$5.4 million in the second quarter of 2026, compared with US$6.8 million in the second quarter of 2025.

Investment income

Investment income was US$5.1 million in the second quarter of 2026, compared with US$0.02 million in the second quarter of 2025, primarily due to changes in the fair value of wealth management products.

Income tax expense

Income tax expense was US$0.6 million in the second quarter of 2026, compared with US$1.5 million in the second quarter of 2025.

Net income

Net income was US$29.3 million in the second quarter of 2026, compared with US$36.5 million in the second quarter of 2025.

Non-GAAP net income

Non-GAAP net income in the second quarter of 2026 was US$34.4 million, compared with US$39.4 million in the second quarter of 2025.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.21 and US$0.18, respectively, in the second quarter of 2026, while basic and diluted earnings per ordinary share were US$0.24 and US$0.20, respectively, in the second quarter of 2025.

Non-GAAP earnings per ordinary share7

Non-GAAP basic and diluted earnings per ordinary share were US$0.24 and US$0.21, respectively, in the second quarter of 2026, compared with US$0.25 and US$0.22, respectively, in the second quarter of 2025.

Cash and cash equivalents, restricted cash, term deposits and short-term investments

As of June 30, 2026, the Company had cash and cash equivalents, restricted cash, term deposits and short-term investments of US$824.2 million, compared with US$754.6 million as of December 31, 2025.

6 Non-GAAP operating income represents operating income excluding share-based compensation. Non-GAAP operating income is a non-GAAP financial measure. See the sections titled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

7 Non-GAAP earnings per ordinary share is non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by the weighted average number of basic and diluted shares outstanding. Non-GAAP net income attributable to Yalla Group Limited’s shareholders represents net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. Non-GAAP earnings per ordinary share and non-GAAP net income attributable to Yalla Group Limited’s shareholders are non-GAAP financial measures. See the sections titled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Share Repurchase Program

Under the Company’s two share repurchase programs launched in 2021 and 2026 (the “2021 Program” and the “2026 Program”), the Company repurchased 4,357,024 American depositary shares (“ADSs”), representing 4,357,024 Class A ordinary shares, for an aggregate amount of approximately US$27.6 million in the first half of 2026. Of this number, 2,896,035 ADSs, representing 2,896,035 Class A ordinary shares, were repurchased during the second quarter of 2026, for an aggregate amount of approximately US$18.0 million.

The 2021 Program expired on May 21, 2026. Under the 2021 Program, the Company was authorized to repurchase up to US$150 million worth of its outstanding ADSs and/or Class A ordinary shares, and the Company repurchased a cumulative total of 18,762,758 ADSs, representing 18,762,758 Class A ordinary shares, from the open market with cash for an aggregate amount of approximately US$126.5 million.

In addition, the Company had cancelled 12,734,059 ADSs, representing 12,734,059 Class A ordinary shares, as of August 14, 2026. The Company will continue executing its 2026 Program, under which the Company may repurchase up to US$150 million worth of its outstanding ADSs and/or Class A ordinary shares over the 24 months starting from March 9, 2026.

Outlook

For the third quarter of 2026, Yalla currently expects revenues to be between US$78.0 million and US$85.0 million.

The above outlook is based on current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Yalla Group Limited will hold a conference call on Monday, August 17, 2026, at 8:00 PM Eastern Time, 4:00 AM Dubai Time on Tuesday, August 18, 2026, or 8:00 AM Beijing Time on Tuesday, August 18, 2026, to discuss the financial results.

Participants should complete online registration using the link provided below before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Event Title: Yalla Group Ltd. Second Quarter 2026 Earnings Conference Call

Registration Link: https://register-conf.media-server.com/register/BIa9b95130104d40aa9a598586197e750b

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yalla.com, and a replay of the webcast will be available following the session.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, namely non-GAAP operating income, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted earnings per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net margin as non-GAAP net income as a percentage of revenues. We define non-GAAP net income attributable to Yalla Group Limited’s shareholders as net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. We define non-GAAP earnings per ordinary share as non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by the weighted average number of basic and diluted shares outstanding.

By excluding the impact of share-based compensation expenses, which are non-cash charges, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. Investors can better understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess its core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by providing the relevant disclosure of its non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of GAAP and non-GAAP results are set forth at the end of this press release.

About Yalla Group Limited

Yalla Group Limited is the largest MENA-based online social networking and gaming company, in terms of revenues in 2022. The Company operates two flagship mobile applications, Yalla, a voice-centric group chat platform, and Yalla Ludo, a casual gaming application featuring online versions of board games, popular in MENA, with in-game voice chat and localized Majlis functionality. Building on the success of Yalla and Yalla Ludo, the Company continues to add engaging new content, creating a regionally-focused, integrated ecosystem dedicated to fulfilling MENA users’ evolving online social networking and gaming needs. Through its holding subsidiary, Yalla Game Limited, the Company has expanded its capabilities in mid-core and hard-core games in the MENA region, leveraging its local expertise to bring innovative gaming content to its users. In addition, the growing Yalla ecosystem includes YallaChat, an IM product tailored for Arabic users, and casual games such as Yalla Baloot and 101 Okey Yalla, developed to sustain vibrant local gaming communities in MENA. Yalla is also actively exploring outside of MENA with Yalla Parchis, a Ludo game designed for the South American markets. Yalla’s mobile applications deliver a seamless experience that fosters a sense of loyalty and belonging, establishing highly devoted and engaged user communities through close attention to detail and localized appeal that profoundly resonates with users.

For more information, please visit: https://ir.yalla.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yalla.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2025	June 30, 2026
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	526,972,019	268,371,117
Restricted cash	1,625,525	1,797,132
Term deposits	84,800,000	217,427,135
Short-term investments	141,251,128	336,596,144
Prepayments and other current assets	41,659,226	31,167,184
Total current assets	796,307,898	855,358,712
Non-current assets
Property and equipment, net	14,976,818	15,146,724
Intangible asset, net	728,348	663,976
Operating lease right-of-use assets	1,902,655	4,840,602
Long-term investments	82,053,772	57,821,227
Other assets	250,000	858,516
Total non-current assets	99,911,593	79,331,045
Total assets	896,219,491	934,689,757

LIABILITIES
Current liabilities
Accounts payable	1,066,625	1,059,103
Deferred revenue, current	55,178,093	52,493,495
Operating lease liabilities, current	357,525	1,781,737
Amounts due to a related party	44,177	15,264
Income taxes payable	1,319,111	2,325,945
Accrued expenses and other current liabilities	30,350,120	25,363,411
Total current liabilities	88,315,651	83,038,955
Non-current liabilities
Deferred revenue, non-current	1,837,543	1,453,259
Operating lease liabilities, non-current	1,095,245	2,686,922
Deferred tax liabilities	2,924,137	2,885,096
Total non-current liabilities	5,856,925	7,025,277
Total liabilities	94,172,576	90,064,232

EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares	13,441	13,441
Class B Ordinary Shares	2,473	2,473
Additional paid-in capital	339,199,644	349,196,164
Treasury stock	(42,497,929)	(66,242,824)
Accumulated other comprehensive (loss) income	(1,636,586)	668,175
Retained earnings	515,197,658	572,215,132
Total shareholders’ equity of Yalla Group Limited	810,278,701	855,852,561
Non-controlling interests	(8,231,786)	(11,227,036)
Total equity	802,046,915	844,625,525
Total liabilities and equity	896,219,491	934,689,757

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

	Three Months Ended			Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2025	June 30, 2026
	US$	US$	US$	US$	US$
Revenues	84,564,086	79,006,789	82,608,696	168,440,853	161,615,485
Costs and expenses
Cost of revenues	(27,944,596)	(26,473,813)	(26,802,984)	(57,145,019)	(53,276,797)
Selling and marketing expenses	(8,661,573)	(9,722,665)	(17,841,216)	(15,604,841)	(27,563,881)
General and administrative expenses	(9,002,347)	(10,251,576)	(8,642,276)	(17,697,655)	(18,893,852)
Technology and product development expenses	(8,338,195)	(9,097,323)	(9,915,355)	(16,166,332)	(19,012,678)
Total costs and expenses	(53,946,711)	(55,545,377)	(63,201,831)	(106,613,847)	(118,747,208)
Operating income	30,617,375	23,461,412	19,406,865	61,827,006	42,868,277
Interest income	6,791,492	5,884,059	5,446,054	13,352,672	11,330,113
Government grants	603,115	67,165	4,699	666,548	71,864
Investment income (loss)	21,758	(432,522)	5,090,505	4,056	4,657,983
Income before income taxes	38,033,740	28,980,114	29,948,123	75,850,282	58,928,237
Income tax expense	(1,531,310)	(620,089)	(619,210)	(2,968,387)	(1,239,299)
Net income	36,502,430	28,360,025	29,328,913	72,881,895	57,688,938
Net loss attributable to non-controlling interests	269,782	575,459	2,434,355	981,717	3,009,814
Net income attributable to Yalla Group Limited’s shareholders	36,772,212	28,935,484	31,763,268	73,863,612	60,698,752
Earnings per ordinary share
——Basic	0.24	0.19	0.21	0.47	0.40
——Diluted	0.20	0.16	0.18	0.41	0.34
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	155,958,658	152,975,006	150,945,883	157,604,992	151,954,839
——Diluted	180,765,359	177,171,652	175,048,711	181,508,856	176,104,576

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended			Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2025	June 30, 2026
	US$	US$	US$	US$	US$
Cost of revenues	1,328,152	2,150,971	2,391,819	2,654,237	4,542,790
Selling and marketing expenses	170,304	440,566	425,808	341,332	866,374
General and administrative expenses	1,328,931	2,161,700	2,097,097	2,459,438	4,258,797
Technology and product development expenses	20,670	146,087	182,472	140,144	328,559
Total share-based compensation expenses	2,848,057	4,899,324	5,097,196	5,595,151	9,996,520

YALLA GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2025	June 30, 2026
	US$	US$	US$	US$	US$
Operating income	30,617,375	23,461,412	19,406,865	61,827,006	42,868,277
Share-based compensation expenses	2,848,057	4,899,324	5,097,196	5,595,151	9,996,520
Non-GAAP operating income	33,465,432	28,360,736	24,504,061	67,422,157	52,864,797

Net income	36,502,430	28,360,025	29,328,913	72,881,895	57,688,938
Share-based compensation expenses, net of tax effect of nil	2,848,057	4,899,324	5,097,196	5,595,151	9,996,520
Non-GAAP net income	39,350,487	33,259,349	34,426,109	78,477,046	67,685,458

Net income attributable to Yalla Group Limited’s shareholders	36,772,212	28,935,484	31,763,268	73,863,612	60,698,752
Share-based compensation expenses, net of tax effect of nil	2,848,057	4,899,324	5,097,196	5,595,151	9,996,520
Non-GAAP net income attributable to Yalla Group Limited’s shareholders	39,620,269	33,834,808	36,860,464	79,458,763	70,695,272

Non-GAAP earnings per ordinary share
——Basic	0.25	0.22	0.24	0.50	0.47
——Diluted	0.22	0.19	0.21	0.44	0.40
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	155,958,658	152,975,006	150,945,883	157,604,992	151,954,839
——Diluted	180,765,359	177,171,652	175,048,711	181,508,856	176,104,576